Mail Stop 4561

June 6, 2006

Patrick Ternier, President
Artemis International Solutions, Inc.
4041 MacArthur Blvd., Suite 401
Newport Beach, CA 92660

> **RE:** **Artemis International Solutions, Inc.**
> **Schedule 13E-3/A**
> **File No. 5-58881**
> **May 19, 2006**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **File No. 0-29793**
> **Filed on June 1, 2006**

Dear Mr. Ternier:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Schedule 14A

RCN and Affiliated Stockholders' Position as to Fairness of the Merger, page 48

1. We note your response to prior comment 5 and reissue the comment. Your statement that RCN and the Affiliated Stockholders "adopt as appearing reasonable" Cowen's analysis and conclusions is not a clear indication as to whether these parties have <u>expressly adopted</u> Cowen's analysis and conclusions. Further, to the extent that RCN and the Affiliated Stockholders are not adopting Cowen's analysis as their own, please expand to describe their own analysis in more detail, quantifying it to the extent practicable.

Voting Securities and Principal Holders Thereof, page 73

2. Reconcile the beneficial ownership information contained on pages 42 and 73. For example, provide the number of shares of common stock outstanding on

May 31, 2006 as represented in the table on page 73. We note that the table on page 42 includes shares of common stock on an as-converted basis.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jay Ingram at (202) 551-3397. If you require further assistance, please contact Anne Nguyen, Special Counsel, at (202) 551-3611 or me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs,
Assistant Director

cc.   Robert Matlin, Esq.
        by facsimile at 212-536-3901